May 10, 2013	News Release 13–13

SILVER STANDARD ANNOUNCES ELECTION OF DIRECTORS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) announced that the nominees listed in the management proxy circular for the 2013 Annual Meeting of Shareholders were elected as directors of Silver Standard at the Annual Meeting held in Vancouver on Thursday, May 9, 2013. Detailed results of the vote for the election of directors are set out below.

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	34,719,008	98.67%	467,429	1.33%
Richard C. Campbell, MBE	34,723,241	98.68%	463,196	1.32%
Gustavo Herrero	34,713,927	98.66%	472,510	1.34%
Richard D. Paterson	34,730,087	98.70%	456,350	1.30%
Steven Reid	34,717,999	98.67%	468,438	1.33%
John Smith	34,742,881	98.74%	443,556	1.26%
Peter W. Tomsett	34,648,008	98.47%	538,429	1.53%

SOURCE: Silver Standard Resources Inc.
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